Transamerica 10f-3 Equity Report 2016


Fund	Offering Date/Trade Date	Issuer/Security
	Cusip	Offering Type	Shares	Unit Price of
Offering/Price Paid Per Unit	Spread	Total Price Paid
	Underwriter From Whom the Fund Purchased
	Total Shares Offered	Total Size of the
Offering	Total Shares Purchased by Investment
Management	Total Price Paid by the Fund Plus Total
Price paid For Same Securities Purchased By the Same
Sub-adviser	% of Offering
Transamerica Series Trust- Transamerica JP Morgan Mid
Cap Value VP 	1/21/2016	TreeHouse Foods, Inc.
(THS) Secondary	89469A10	U.S. Registered
16,900 	 $65.00 	 $1.95 	$1,098,500	BofA Merrill
Lynch	 11,538,461 	$749,999,965	 977,500
	$63,537,500	8.47%
Transamerica Series Trust- Transamerica JP Morgan Mid
Cap Value VP 	5/3/2016	EQT Corporation (EQT)
Secondary	26884L10	U.S. Registered	 5,500
$67.00 	$1.08 	$368,500	Credit Suisse Securities
(USA) LLC 	 10,500,000 	$703,500,000
710,200 	$47,583,400	6.76%